As filed with the Securities and Exchange Commission on June 8, 2004
Registration No. 333-115399

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Amendment No. 1 to

Form S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

HearUSA, Inc.

(Exact name of registrant as specified in its charter)

Delaware	22 2748248
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1250 Northpoint Parkway

West Palm Beach, Florida 33407
(561) 478-8770
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Stephen J. Hansbrough

Chief Executive Officer
HearUSA, Inc.
1250 Northpoint Parkway
West Palm Beach, Florida 33407
(561) 478-8770
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies of all correspondence to:

LaDawn Naegle, Esq.

Bryan Cave LLP
700 13th Street, N.W., Suite 700
Washington, D.C. 20005 3960
(202) 508-6000

     Approximate date of commencement of proposed sale to public: From time to time after this Registration Statement becomes effective.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☑

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this form is a post effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. The selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION JUNE 8, 2004

PROSPECTUS

HearUSA, Inc.

Common Stock

        The selling shareholders may offer to sell from time to time up to 9,711,308 shares of the common stock of HearUSA, Inc. Some of these shares are underlying warrants and convertible notes. Many of these shares can be sold by the selling shareholders only after certain agreed upon holding periods have expired. HearUSA will not receive any of the proceeds from sales of these shares of common stock by the selling shareholders, although we might receive cash proceeds from the exercise of warrants by the selling shareholders prior to the sale of the shares underlying these warrants.

      The selling shareholders may sell the shares of common stock offered by this prospectus at prices determined by the prevailing market prices for the common stock or in negotiated transactions. The selling shareholders may also sell the shares to or with the assistance of broker-dealers.

      HearUSA common stock is traded on the American Stock Exchange under the symbol “EAR.” On June 3, 2004, the last reported sale price of the common stock on the American Stock Exchange was $1.86 per share.

      Before buying any shares, you should read the discussion of risks under “Risk Factors” beginning on page 2.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June      , 2004

THE COMPANY

      HearUSA, Inc. has a network of 156 company-owned hearing care centers in 11 states and the Province of Ontario, Canada. We also sponsor approximately 1,400 credentialed audiology providers as part of a nationwide network of providers that participate in selected hearing benefit programs contracted by the company with employer groups, health insurers and benefit sponsors in 49 states. The centers and the network providers provide audiological products and services for the hearing impaired.

      We seek to increase our market share and market penetration in our center and network markets through creative marketing and an organized delivery system that targets both the medical and consumer communities. Our strategy for increasing market penetration includes advertising to the non-insured self-pay market, positioning our company as the leading provider of hearing care to healthcare providers and increasing awareness of physicians about hearing care services and products in our geographic markets. We believe we are well positioned to successfully address the concerns of access, quality and cost for the patients of managed care and other health insurance companies; the diagnostic needs of referring physicians; and ultimately, the hearing health needs of the public in general.

      HearUSA was incorporated in Delaware on April 11, 1986 under the name HEARx Ltd., and formed HEARx West LLC, a fifty-percent owned joint venture with Kaiser Permanente, in 1998. In July 2002, we acquired Helix Hearing Care of America Corp. and changed our name from HEARx Ltd. to HearUSA, Inc. Our principal executive offices are located at 1250 Northpoint Parkway, West Palm Beach, Florida 33407, and our telephone number is (561) 478-8770.

RISK FACTORS

      This offering involves a high degree of risk. You should carefully consider the following risks and all other information contained and incorporated by reference in this prospectus before purchasing the common stock offered by this prospectus. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we are unaware of may become important factors that affect us. If any of the following risks occur, our business, financial condition and results of operations could be materially and adversely affected. In that event, the trading price of our shares could decline, and you may lose part or all of your investment.

HearUSA has a history of operating losses and may never be profitable.

      HearUSA has incurred net losses in each year since its organization, and its accumulated deficit at March 27, 2004 was $100,117,660. We expect quarterly and annual operating results to fluctuate, depending primarily on the following factors:

•	Timing of product sales;

•	Level of consumer demand for our products;

•	Timing and success of new centers; and

•	Timing and amounts of payments by health insurance and managed care organizations.

      There can be no assurance that HearUSA will achieve profitability in the near or long term or ever.

We may not effectively compete in the hearing care industry.

      The hearing care industry is highly fragmented and barriers to entry are low. Approximately 11,000 practitioners provide testing and dispense products and services that compete with those provided and sold by HearUSA. We also compete with small retailers, as well as large networks of franchisees and distributors established by larger companies, such as those manufacturing and selling Miracle Ear and Beltone products. Some of the larger companies have far greater resources than HearUSA and could expand and/or change their operations to capture the market targeted by HearUSA. Large discount retailers, such as Costco Wholesale Corporation, also sell hearing aids and present a competitive threat in our markets. In addition, it is possible that the hearing care market could be effectively consolidated by the establishment of cooperatives, alliances or associations that could compete more successfully for the market targeted by us.

We are dependent on manufacturers who may not perform.

      HearUSA is not a hearing aid manufacturer. We rely on major manufacturers to supply our hearing aids and to supply hearing enhancement devices. A significant disruption in supply from any or all of these manufacturers could materially adversely affect our business. Our strategic and financial relationship with Siemens Hearing Instruments, Inc. requires us to purchase from Siemens a certain portion of our requirements of hearing aids at specified prices for a period of ten years, with separate requirements for each five-year period. Although Siemens is the world’s largest manufacturer of hearing devices, there can be no assurance that Siemens’ technology and product line will remain desirable in the marketplace. Furthermore, if Siemens’ manufacturing capacity cannot keep pace with the demand of HearUSA and other customers, our business may be adversely affected.

We rely on qualified audiologists, without whom our business may be adversely affected.

      HearUSA currently employs 186 licensed hearing professionals, of whom 139 are audiologists and 47 are licensed hearing aid specialists. If we are not able to attract and retain qualified audiologists, we will be less able to compete with networks of hearing aid retailers or with the independent audiologists who also sell hearing aids, and our business may be adversely affected.

We may not be able to maintain existing agreements or enter into new agreements with health insurance and managed care organizations, which may result in reduced revenues.

      HearUSA enters into provider agreements with health insurance companies and managed care organizations for the furnishing of hearing care in exchange for fees. The terms of most of these agreements are to be renegotiated annually, and these agreements may be terminated by either party on 90 days or less notice at any time. There is no certainty that we will be able to maintain these agreements on favorable terms or at all. If we cannot maintain these contractual arrangements or enter into new arrangements, there will be a material adverse effect on our revenues and results of operations. In addition, the early termination or failure to renew the agreements that provide for payment to HearUSA on a per-patient-per-month basis would cause us to lower our estimates of revenues to be received over the life of the agreements. This could have a material adverse effect on our results of operations.

We depend on our joint venture for our California operations and may not be able to attract sufficient patients to our California centers without it.

      HEARx West LLC, our joint venture with Kaiser Permanente, operates 20 full-service centers in California as well as two satellite locations in Kaiser facilities. Since their inception, HEARx West centers have derived approximately two-thirds of their revenues from sales to Kaiser Permanente members, including revenues through an agreement between the joint venture and Kaiser Permanente’s California division servicing its hearing benefited membership. If Kaiser Permanente does not perform its obligations under the agreement, or if the agreement is not renewed upon expiration, the loss of Kaiser patients in the HEARx West centers would adversely affect our business. In addition, HEARx West centers would be adversely affected by the loss of the ability to market to Kaiser members and promote the business within Kaiser’s medical centers, including the referral of potential customers by Kaiser.

We rely on the efforts and success of managed care companies that may not be achieved or sustained.

      Many managed care organizations, including some of those with whom we have contracts, have experienced and are continuing to experience significant difficulties arising from the widespread growth and reach of available plans and benefits. In fact, primarily as a result of these problems of the managed care organizations, we have focused marketing resources on the self-pay market and have, since 1999, closed or relocated 15 of our centers primarily in the Northeast and Florida. There can be no assurance that we can maintain all of our centers. We will close centers where warranted, and such closures could have a material adverse effect on us.

We may not be able to maintain JCAHO accreditation, and our revenues may suffer.

      During 1998, HearUSA was awarded a three-year accreditation from the Joint Committee on Accreditation of Healthcare Organizations (JCAHO). We applied and were granted renewal of this accreditation for the Hearx centers for an additional three years, effective February 11, 2002. This status distinguishes HearUSA from other hearing care providers and is widely used by our marketing efforts. If we are not able to maintain our accredited status, we will not be able to distinguish HearUSA on this basis and our revenues may suffer. Also, there is no assurance that JCAHO accreditation will extend to Helix centers or the network business.

We are exposed to potential product and professional liability that could adversely affect us if a successful claim is made in excess of insurance policy limits.

      In the ordinary course of its business, HearUSA may be subject to product and professional liability claims alleging that products sold or services provided by the company failed or had adverse effects. We maintain liability insurance at a level which we believe to be adequate. A successful claim in excess of the policy limits of the liability insurance could materially adversely affect our business. As the distributor of products manufactured by others, we believe we would properly have recourse against the manufacturer in the event of a product liability claim. There can be no assurance, however, that recourse against a manufacturer by

HearUSA would be successful, or that any manufacturer will maintain adequate insurance or otherwise be able to pay such liability.

Risks Relating to HearUSA Common Stock

The price of the common stock is volatile and could decline.

      The price of HearUSA common stock could fluctuate significantly, and you may be unable to sell your shares at a profit. There are significant price and volume fluctuations in the market generally that may be unrelated to our operating performance, but which nonetheless may adversely affect the market price for HearUSA common stock. The price of our common stock could change suddenly due to factors such as:

•	the amount of our cash resources and ability to obtain additional funding;

•	economic conditions in markets we are targeting;

•	fluctuations in operating results;

•	changes in government regulation of the healthcare industry;

•	failure to meet estimates or expectations of the market; and

•	rate of acceptance of hearing aid products in the geographic markets we are targeting.

      Any of these conditions may cause the price of HearUSA common stock to fall, which may reduce business and financing opportunities available to us and reduce your ability to sell your shares at a profit, or at all.

HearUSA might fail to maintain a listing for its common stock on the American Stock Exchange, making it more difficult for stockholders to dispose of or to obtain accurate quotations as to the value of their HearUSA stock.

      HearUSA common stock is presently listed on the American Stock Exchange. The American Stock Exchange will consider delisting a company’s securities if, among other things,

•	the company fails to maintain stockholder’s equity of at least $2,000,000 if the company has sustained losses from continuing operations or net losses in two of its three most recent fiscal years;

•	the company fails to maintain stockholder’s equity of $4,000,000 if the company has sustained losses from continuing operations or net losses in three of its four most recent fiscal years; or

•	the company has sustained losses from continuing operations or net losses in its five most recent fiscal years.

      HearUSA may not be able to maintain its listing on the American Stock Exchange, and there may be no public market for the HearUSA common stock. In the event the HearUSA common stock were delisted from the American Stock Exchange, trading, if any, in the common stock would be conducted in the over-the-counter market. As a result, you would likely find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, your HearUSA common stock.

      HearUSA has had sustained net losses in its five most recent fiscal years. On April 30, 2001, we were advised by the American Stock Exchange that it would review our progress toward eliminating losses, including our then-pending merger with Helix and our relationship with Siemens.

If “penny stock” regulations apply to HearUSA common stock, you may not be able to sell or dispose of your shares.

      If HearUSA common stock were delisted from the American Stock Exchange, the “penny stock” regulations of the Securities and Exchange Commission might apply to transactions in the common stock. A “penny stock” generally includes any over-the-counter equity security that has a market price of less than $5.00 per share. The Commission regulations require the delivery, prior to any transaction in a penny stock, of a disclosure schedule prescribed by the Commission relating to the penny stock. A broker-dealer effecting transactions in penny stocks must make disclosures, including disclosure of commissions, and provide monthly statements to the customer with information on the limited market in penny stocks. These requirements may discourage broker-dealers from effecting transactions in penny stocks. If the penny stock regulations were to become applicable to transactions in shares of HearUSA common stock, they could adversely affect your ability to sell or otherwise dispose of your shares.

Conversion of outstanding of HearUSA convertible subordinated notes and convertible preferred stock, and exercise of outstanding HearUSA options and warrants, could cause substantial dilution.

      As of May 31, 2004, outstanding convertible subordinated notes, convertible preferred stock, warrants and options of HearUSA included:

•	$7.5 million in convertible subordinated notes, convertible into approximately 4,285,715 shares of common stock, assuming any interest is paid in cash (all of which notes are subject to contractual restrictions preventing their conversion prior to December 2005);

•	4,563 shares of 1998-E Series Convertible Preferred Stock, for which 4,000,000 shares of common stock have been reserved for issuance (all of which are subject to contractual restrictions preventing their conversion prior to November 2005, subject to certain exceptions);

•	Warrants to purchase approximately 5,209,893 shares of common stock (of which 3,609,893 are subject to contractual restrictions preventing their exercise prior to July, October or December 2005); and

•	Options to purchase approximately 3,451,458 shares of common stock.

      Approximately 9,495,608 of the shares described above are covered by the registration statement of which this prospectus forms a part. To the extent outstanding subordinated notes or shares of preferred stock are converted, options or warrants are exercised or additional shares of capital stock are issued, stockholders receiving HearUSA common stock will incur additional dilution.

Future sales of shares may depress the price of HearUSA common stock.

      If substantial stockholders sell shares of HearUSA common stock into the public market, or investors become concerned that substantial sales might occur, the market price of HearUSA common stock could decrease. Such a decrease could make it difficult for HearUSA to raise capital by selling stock or to pay for acquisitions using stock. There are 9,711,308 shares of HearUSA common stock covered by the registration statement of which this prospectus forms a part. In addition, HearUSA employees hold a significant number of options to purchase shares, many of which are presently exercisable. Employees may exercise their options and sell shares soon after such options become exercisable, particularly if they need to raise funds to pay for the exercise of such options or to satisfy tax liabilities that they may incur in connection with exercising their options.

Because of the HearUSA rights agreement and the related rights plan for the exchangeable shares, a third party may be discouraged from making a takeover offer which could be beneficial to HearUSA and its stockholders.

      HearUSA has entered into a rights agreement with The Bank of New York, as rights agent. HEARx Canada Inc. has adopted a similar rights plan relating to the exchangeable shares of HEARx Canada Inc. issued in connection with the acquisition of Helix. The rights agreements contain provisions that could delay or prevent a third party from acquiring HearUSA or replacing members of the HearUSA board of directors, even if the acquisition or the replacements would be beneficial to HearUSA stockholders. The rights agreements could also result in reducing the price that certain investors might be willing to pay for shares of the common stock of HearUSA and making the market price lower than it would be without the rights agreement.

Because HearUSA stockholders do not receive dividends, stockholders must rely on stock appreciation for any return on their investment in HearUSA.

      We have never declared or paid cash dividends on any of our capital stock. We currently intend to retain our earnings for future growth and, therefore, do not anticipate paying cash dividends in the future. As a result, only appreciation of the price of HearUSA common stock will provide a return to investors who purchase or acquire common stock pursuant to this prospectus.

Other Risks Relating to the Business of HearUSA

We may not be able to access funds under our credit facility with Siemens if we cannot maintain compliance with the restrictive covenants contained therein, and we may incur a substantial penalty upon a change of control.

      On December 7, 2001, HearUSA and Siemens Hearing Instruments Inc. entered into a credit agreement pursuant to which HearUSA obtained a $51,875,000 secured credit facility from Siemens, which was amended in March 2003 to add a $3,500,000 secured loan facility. As of March 27, 2004, an aggregate of $23,347,577 in loans was outstanding under the credit facility. To continue to access the credit facility, we are required to comply with the terms of the credit facility, including compliance with restrictive covenants. There can be no assurance that we will be able to comply with these restrictive covenants in the future and, accordingly, may be unable to access the funds provided under the credit facility. In addition, if we are unable to comply with these restrictive covenants, we may be found in default by Siemens and face other penalties under the credit agreement. As part of our agreement with Siemens, if we undergo a change of control resulting from the sale of HearUSA to another manufacturer of hearing aids or related products and terminate our agreements with Siemens, we must pay $50 million to Siemens. HearUSA and Siemens have agreed that the Helix acquisition did not constitute a change of control for this purpose.

We may not be able to obtain additional capital on reasonable terms, or at all, to fund our operations.

      If capital requirements vary from those currently planned or losses are greater than expected, HearUSA may require additional financing. If additional funds are raised through the issuance of convertible debt or equity securities, the percentage ownership of existing stockholders may be diluted, the securities issued may have rights and preferences senior to those of stockholders, and the terms of the securities may impose restrictions on operations. If adequate funds are not available on reasonable terms, or at all, we will be unable to take advantage of future opportunities to develop or enhance our business or respond to competitive pressures and possibly even to remain in business.

Future acquisitions or investments could negatively affect our operations and financial results or dilute the ownership percentage of our stockholders.

      We expect to review acquisition and investment prospects that would complement or expand our current services or otherwise offer growth opportunities. We may have to devote substantial time and resources in order to complete potential acquisitions. We may not identify or complete acquisitions in a timely manner, on a cost-effective basis, or at all.

      In the event of any future acquisitions, HearUSA could:

•	issue additional stock that would further dilute our current stockholders’ percentage ownership;

•	incur debt;

•	assume unknown or contingent liabilities; or

•	experience negative effects on reported operating results from acquisition-related charges and amortization of acquired technology, goodwill and other intangibles.

      These transactions involve numerous risks that could harm operating results and cause the price of HearUSA common stock price to decline, including:

•	potential loss of key employees of acquired organizations;

•	problems integrating the acquired business, including its information systems and personnel;

•	unanticipated costs that may harm operating results;

•	diversion of management’s attention from business concerns; and

•	adverse effects on existing business relationships with customers.

      Any of these risks could harm the business and operating results of HearUSA.

Increased exposure to currency fluctuations could have adverse effects on our reported earnings.

      Most of HearUSA’s revenues and expenses are denominated in U.S. dollars. However, some of our revenues and expenses are denominated in Canadian dollars and, therefore, we are exposed to fluctuations in the Canadian dollar. As a result, our earnings will be affected by increases or decreases in the Canadian dollar. Increases in the value of the Canadian dollar versus the U.S. dollar would tend to increase reported earnings (or reduce losses) in U.S. dollar terms, and decreases in the value of the Canadian dollar versus the U.S. dollar would tend to reduce reported earnings (or increase losses).

FORWARD-LOOKING STATEMENTS

      This prospectus contains and incorporates by reference forward-looking statements based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements involve risks and uncertainties and include, in particular, statements about our plans, strategies and prospects under the heading “The Company” in this prospectus and “Management’s Discussion and Analysis of Results of Operations and of Financial Condition” in our annual report on Form 10-K. You can identify certain forward-looking statements by our use of forward-looking terminology such as the words “may,” “will,” “believes,” “expects,” “anticipates,” “intends,” “plans,” “estimates” or similar expressions. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to the factors described in the “Risk Factors” section and elsewhere in and incorporated by reference in this prospectus. We do not undertake to update or revise these forward-looking statements to reflect new events or circumstances.

USE OF PROCEEDS

      HearUSA will not receive any proceeds from the sale of the shares being offered by the selling shareholders. We might receive cash payment of the exercise price upon exercise of certain warrants held by the selling shareholders, which amounts we intend to use for general corporate purposes.

SELLING SHAREHOLDERS

      HearUSA is registering the shares of common stock offered by this prospectus on behalf of the selling shareholders listed in the table below. We have registered the shares to permit the selling shareholders and their pledgees, donees, transferees or other successors-in-interest that receive their shares from the selling shareholders as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus to resell the shares when they deem appropriate.

      Of the shares of common stock offered by this prospectus, 4,285,715 shares are issuable pursuant to HearUSA 2003 convertible subordinated notes due November 30, 2008, and 2,142,750 shares are issuable pursuant to related warrants, all issued in our $7.5 million private placement in December 2003. An additional 117,143 shares of the common stock are issuable pursuant to warrants that were issued to finders in connection with that private placement. These notes and warrants may be converted and exercised at any time from and after December 2005 until December 2008. The warrants have an exercise price of $1.75 per share and contain cashless exercise provisions. 500,000 warrants were issued to a consultant in connection with this private placement. These warrants also have an exercise price of $1.75 per share and contain cashless exercise provisions. They may be exercised at any time after July 2005.

      800,000 shares of the common stock offered by this prospectus are issuable pursuant to warrants that were issued to investors in our $2 million private placement of unsecured notes in October 2003. The notes have been repaid and are no longer outstanding. These warrants may be exercised at any time from and after October 2005 though October 2010 at an exercise price of $1.25 per share (for 240,000 of these warrants) and $1.31 per share (for 560,000 of these warrants).

      Of the shares of common stock offered by this prospectus, 100,000 shares are issuable upon the exercise of warrants issued in November 2002 to Adelphia Holdings, LLC and Barry A. Bloomfield in exchange for consulting services. The warrants may be exercised at any time until November 25, 2005 at an exercise price of $1.00 per share. In addition, 50,000 shares of the common stock offered by this prospectus are issuable upon the exercise of a warrant issued in April 2004 to Barry A. Bloomfield in exchange for consulting services. The warrant may be exercised at any time from October 1, 2005 to April 16, 2007 at an exercise price of $3.00 per share.

      200,000 shares of the common stock offered by this prospectus were issued to The Kriegsman Group in connection with consulting services extended to the company.

      An additional 1,500,000 shares offered by this prospectus are issuable upon the exercise of warrants issued to investors in a private placement that closed in March 2002. The warrants may be exercised at any time until March 29, 2005 at an exercise price of $1.15 per share.

      The remaining 15,700 shares of common stock offered by this prospectus were issued in December 2001 and July 2002 to Kennebec Resources, Inc. in exchange for financial services rendered to HearUSA.

      The following table sets forth the names of the selling shareholders, the number of shares of common stock beneficially owned by each selling shareholder, the number of shares that may be offered for resale under this prospectus, the number of shares and percentage (if greater than one percent) of common stock that will be beneficially owned by the selling shareholders after this offering is completed. The number of shares in the column “Shares Being Offered” represents all of the shares that the selling shareholders may offer under this prospectus. We do not know how long the selling shareholders will hold the shares before selling them. The selling shareholders are not required to sell all or any shares offered by this prospectus. The table assumes that all shares being offered in this offering are sold to non-affiliates of the selling shareholders.

      As shown in the following table, certain of the selling shareholders are, or are affiliates of, directors and/or officers of HearUSA. None of the other selling shareholders have had any position, office or other material relationship with HearUSA within the past three years except as a result of the ownership of the shares offered by this prospectus.

					Shares	% of Common Stock
	Shares Beneficially				Beneficially	Beneficially Owned
	Owned Prior		Shares Being		Owned	After Offering (if
Name of Selling Shareholder	to Offering		Offered		After Offering	greater than 1%)

Adelphia Holdings, LLC	50,000		50,000		0
Alexandra Global Master Fund	857,129	(1)	857,129	(1)	0
Thomas W. Archibald(2)	240,100		50,000		190,100
Atlas Capital Master Fund, L.P.	1,285,693	(1)	1,285,693	(1)	0
Atlas Capital (Q.P.) L.P.	428,564	(1)	428,564	(1)	0
Barry A. Bloomfield	100,000	(4)	100,000	(4)	0
Paul A. Brown, M.D.(3)	2,625,000	(4)	695,000	(4)	1,930,000	6.34%
Flyline Holdings, Ltd.	428,564	(1)	428,564	(1)	0
Gestion Fremican Inc.(5)	893,928	(4)	160,000	(4)	733,928	2.41%
Stephen J. Hansbrough(6)	746,750		100,000		646,750	2.13%
Jesup & Lamont Securities Corporation	40,000	(7)	40,000	(7)	0
Joseph L. Gitterman III(2)	334,764		150,000		184,764
J.P. Carey Securities, Inc.	57,143	(7)	57,143	(7)	0
Kennebec Resources, Inc.	444,264	(8)	444,264	(8)	0
The Kriegsman Group	200,000		200,000		0
David J. McLachlan(2)	179,295		50,000		129,295
Micro Capital Fund Ltd.	128,569	(1)	128,569	(1)	0
Micro Capital Fund LP	299,995	(1)	299,995	(1)	0
Millicom 2000 Grat	857,129	(1)	857,129	(1)	0
175778 Canada, Inc.(9)	236,046	(4)	160,000	(4)	76,046
Richard Press	500,000	(4)	140,000	(4)	360,000	1.18%
Brandon Ross	16,000	(7)	16,000	(7)	0
Louis Schwartz	25,400		10,000		15,400
Chris Sebastian	15,000		10,000		5,000
Andrew Siegel	150,000		75,000		75,000
Jack Silver	1,000,000	(10)	1,000,000	(10)	0
Paul Silverstein, M.D.	200,000		100,000		100,000
Sherleigh Associates Inc. Profit Sharing Plan	1,714,258	(1)	1,714,258	(1)	0
George Tabuas	4,000	(7)	4,000	(7)	0
Herbert Weiss	23,000		15,000		8,000
Robert Willis, M.D.	515,000	(11)	85,000	(11)	430,000	1.41%

Total	14,595,591		9,711,308		4,884,283

(1)	Assumes conversion of HearUSA 2003 convertible subordinated notes due November 30, 2008 (the “Notes”) at a conversion price of $1.75, with all accrued interest paid in cash, and exercise of warrants issued in connection therewith (the “Notes Warrants”). Includes shares underlying Notes and Notes Warrants exercisable only after December 2005. Includes shares underlying Notes Warrants to purchase a number of shares of common stock that, when taken together with the number of shares of common stock issuable upon conversion of the Notes currently outstanding and exercise of the other Notes Warrants currently outstanding, could exceed the number of shares of common stock that may be issued without shareholder approval under the rules and regulations of the American Stock Exchange.

(2)	Director of HearUSA.

(3)	Chairman of the Board of HearUSA.

(4)	Includes shares underlying warrants exercisable only after October 2005.

(5)	Michel Labadie, a director of HearUSA, is a director and shareholder of this company. The shares reflected in the table as beneficially owned by Mr. Labadie’s company excludes 42,685 shares subject to options owned by Mr. Labadie in his individual capacity, and 1,485,540 shares and 106,110 shares subject to options which are owned by Les Partenaire de Montréal, s.e.c. (“Montreal Partners”). Mr. Labadie is a director of Les Partenaires de Montréal Inc., the general partner of Montreal Partners.

(6)	Chief Executive Officer and director of HearUSA.

(7)	Includes shares underlying warrants exercisable only after December 2005.

(8)	Includes 428,564 shares underlying the Notes and Notes Warrants (see footnote 1).

(9)	Pierre Bourgie, a director of HearUSA, is a director and shareholder of this company. The shares reflected in the table as beneficially owned by Mr. Bourgie’s company excludes 25,000 shares subject to options owned by Mr. Bourgie in his individual capacity, and 1,485,540 shares and 106,110 shares subject to options which are owned by Montreal Partners. Mr. Bourgie is a director of Les Partenaires de Montréal Inc., the general partner of Montreal Partners.

(10)	Includes 300,000 shares underlying warrants currently exercisable, 200,000 shares underlying warrants exercisable only after October 2005 and 500,000 shares underlying warrants exercisable only after July 2005.

(11)	Includes shares held by trusts of which Mr. Willis serves as trustee.

PLAN OF DISTRIBUTION

      The selling shareholders and any of their pledgees, assignees and successors in interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling shareholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker dealer solicits purchasers;

•	block trades in which the broker dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker dealer as principal and resale by the broker dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	broker dealers may agree with the selling shareholder to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

      The selling shareholders may also sell shares under Rule 144 under the Securities Act of 1933, if available, rather than under this prospectus.

      The selling shareholders may pledge their shares to their brokers under the margin provisions of customer agreements. If the selling shareholders default on a margin loan, the broker may, from time to time, offer and sell the pledged shares.

      Broker dealers engaged by the selling shareholders may arrange for other brokers dealers to participate in sales. Broker dealers may receive commissions or discounts from the selling shareholders (or, if any broker dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

      The selling shareholders and any broker dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such persons and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

      HearUSA is required to pay all fees and expenses incident to the registration of the shares, but is not obligated and will not pay any commissions or discounts in connection with the sales to be made by the selling shareholders. HearUSA has agreed to indemnify certain of the selling shareholders and these selling shareholders have agreed to indemnify HearUSA against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

COMMON STOCK

      Each share of HearUSA common stock trades with and has attached to it a right to purchase shares of preferred stock. The terms of the rights are set forth in an amended and restated rights agreement dated as of July 11, 2002, between HearUSA and The Bank of New York, as rights agent. Each right entitles the holder to purchase from HearUSA one one-hundredth of a share of Series H Junior Participating Preferred Stock, par value $1.00 per share, at a price of $28.00, subject to adjustment. The rights will be evidenced by common stock certificates and are not exercisable until the earlier of:

•	the close of business on the tenth business day following the date of public announcement of or the date on which HearUSA first has notice or determines that a person or group of affiliated or associated persons has acquired, or has obtained the right to acquire, 15% or more of the outstanding shares of HearUSA voting stock without the prior express written consent of the Board of Directors, or

•	the close of business on the tenth business day following the commencement of a tender offer or exchange offer by a person, without the prior written consent of the Board of Directors, which offer, upon consummation would result in such person’s control of 15% or more of HearUSA voting stock.

      If not exercised by the holders or earlier redeemed or exchanged by HearUSA, the rights will expire on December 14, 2009. The purchase price payable, and the number of share of Series H preferred stock or other securities or property issuable, upon exercise of the rights are subject to adjustment from time to time to prevent dilution by action of the Board of Directors and in circumstances described in the Rights Agreement.

AVAILABLE INFORMATION

      We have filed with the Securities and Exchange Commission, Washington, DC 20549, a registration statement on Form S-3 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules filed with the registration statement. Certain items are omitted in accordance with the rules and regulations of the Commission. For further information with respect to HearUSA and the common stock offered by this prospectus, reference is made to the registration statement and the exhibits and schedules filed with the registration statement. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

      A copy of the registration statement, and the exhibits and schedules filed with it, may be inspected without charge at the public reference facilities maintained by the Commission in Room 1024, 450 Fifth Street, NW, Washington, DC 20549, and the Commission’s regional office located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the Commission. The public may obtain information on the operation of the public reference room by calling the Commission at 1-800-SEC-0330. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the

Commission, including HearUSA. The address of the site is http://www.sec.gov. The registration statement, including all its exhibits and amendments, has been filed electronically with the Commission.

INFORMATION INCORPORATED BY REFERENCE

      The Commission allows us to “incorporate by reference” the information we provide in documents filed with the Commission, which means that we can disclose important information by referring to those documents. The information incorporated by reference is an important part of this prospectus. Any statement contained in a document that is incorporated by reference in this prospectus is automatically updated and superseded if information contained in this prospectus, or information that we later file with the Commission, modifies and replaces this information. We incorporate by reference the following documents we have filed with the Commission:

(a)	Annual Report on Form 10-K, as amended on Form 10-K/A, for the fiscal year ended December 27, 2003 (File No. 001-11655);

(b)	Quarterly Report on Form 10-Q for the fiscal quarter ended March 27, 2004 (File No. 001-11655);

(c)	The consolidated financial statements of Helix Hearing Care of America Corp. as of November 30, 2001 and 2000 and for the years ended November 30, 2001, 2000 and 1999 and report thereon by Deloitte & Touche LLP, independent registered chartered accountants, dated February 15, 2002 (except for Note 18b which is dated May 3, 2002), included in the company’s Form S-4 (Reg. No. 333-73022); and

(d)	The description of the common stock contained in the company’s Registration Statement on Form 8-A, filed on March 4, 1996 (File No. 001-11655).

      In addition, all documents filed by HearUSA with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (other than those deemed furnished on Form 8-K) after the date of this prospectus and prior to the filing of a post-effective amendment that indicates that all securities offered hereby have been sold or that deregisters all securities remaining unsold, will be considered to be incorporated by reference into this prospectus and to be a part of this prospectus from the dates of the filing of such documents.

      You may get copies of any of the incorporated documents (excluding exhibits, unless the exhibits are specifically incorporated) at no charge to you by writing or calling Secretary, HearUSA, Inc., 1250 Northpoint Parkway, West Palm Beach, Florida 33407, telephone (561) 478-8770.

LEGAL MATTERS

      The legality of the shares of common stock offered by this prospectus has been passed upon for HearUSA by Bryan Cave LLP, Washington, D.C.

EXPERTS

      The consolidated financial statements and schedule of HearUSA, Inc. incorporated by reference in this prospectus, have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their report incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

      The consolidated financial statements of Helix Hearing Care of America Corp. as of November 30, 2001 and 2000 and for the years ended November 30, 2001, 2000 and 1999 incorporated in this prospectus by reference to the company’s Joint Proxy Statement/ Prospectus on Form S-4 (Reg. No. 333-73022) have been audited by Deloitte & Touche LLP, independent registered chartered accountants, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given their authority as experts in accounting and auditing.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.     Other Expenses of Issuance and Distribution

      The following table sets forth the expenses (other than underwriting discounts and commissions), which other than the SEC registration fee are estimates, payable by HearUSA in connection with the sale and distribution of the shares registered hereby:

SEC registration fee	$2,192
AMEX additional listing fee	52,500	*
Accounting fees and expenses	18,000	*
Legal fees and expenses	25,000	*

Total	$97,692	*

*	Estimated

Item 15.     Indemnification of Directors and Officers

      Subsection (a) of Section 145 of the General Corporation Law of the State of Delaware (the “DGCL”) empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

      Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

      Section 145 further provides that to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; that indemnification provided for by Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such persons’ heirs, executors and administrators; and empowers the corporation to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under Section 145.

      Article VII of the HearUSA By-laws provides that HearUSA shall indemnify its directors, officers, employees and agents to the fullest extent permitted by the DGCL.

      Section 102(b)(7) of DGCL provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. Article 7 of the HearUSA Certificate of Incorporation provides that the directors of the company shall have no personal liability to the company or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent provided by Section 102(b)(7).

Item 16.     Exhibits

      See Exhibit Index.

Item 17.     Undertakings

      (a) The undersigned registrant hereby undertakes:

1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement. To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.

2.	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of West Palm Beach, State of Florida, on June 7, 2004.

HEARUSA, INC.

BY:	/s/ PAUL A. BROWN, M.D.

Name: Paul A. Brown, M.D.
Title: Chairman of the Board

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

/s/ PAUL A. BROWN, M.D. Paul A. Brown, M.D.	Chairman of the Board and Director	June 7, 2004

/s/ STEPHEN J. HANSBROUGH Stephen J. Hansbrough	Chief Executive Officer and Director (principal executive officer)	June 7, 2004

/s/ GINO CHOUINARD Gino Chouinard	Chief Financial Officer (principal accounting officer)	June 7, 2004

/s/ STEPHEN J. HANSBROUGH* Thomas W. Archibald	Director	June 7, 2004

/s/ STEPHEN J. HANSBROUGH* Pierre Bourgie	Director	June 7, 2004

/s/ STEPHEN J. HANSBROUGH* Joseph L. Gitterman III	Director	June 7, 2004

/s/ STEPHEN J. HANSBROUGH* Michel Labadie	Director	June 7, 2004

/s/ STEPHEN J. HANSBROUGH* David J. McLachlan	Director	June 7, 2004

* By Stephen J. Hansbrough as attorney-in-fact.

EXHIBIT INDEX

Exhibit
No.	Description

2.1	Amended and Restated Merger Agreement, dated November 6, 2001, between HEARx and Helix Hearing Care of America Corp. (incorporated herein by reference as Exhibit 2.1 to the Company’s Joint Proxy Statement/ Prospectus on Form S-4 (Reg. No. 333-73022)).
2.2	Interim Order issued by the Superior Court of Quebec and Notice of Application (incorporated herein by reference as Exhibit 2.2 to the Company’s Joint Proxy Statement/ Prospectus Form S-4 (Reg. No. 333-73022)).
2.3	Plan of Arrangement, including exchangeable share provisions (incorporated herein by reference as Exhibit 2.3 to the Company’s Joint Proxy Statement/ Prospectus on Form S-4 (Reg. No. 333-73022)).
3.1	Restated Certificate of Incorporation of HEARx Ltd., including certain certificates of designations, preferences and rights of certain preferred stock of the Company (incorporated herein by reference as Exhibit 3 to the Company’s Current Report on Form 8-K, filed May 17, 1996 (File No. 001-11655)).
3.2	Amendment to Restated Certificate of Incorporation (incorporated herein by reference as Exhibit 3.1A to the Company’s Quarterly Report on Form 10-Q for the period ended June 28, 1996 (File No. 001-11655)).
3.3	Amendment to Restated Certificate of Incorporation including one for ten reverse stock split and reduction of authorized shares (incorporated herein as Exhibit 3.5 to the Company’s Quarterly Report on Form 10-Q for the period ending July 2, 1999 (File No. 001-11655)).
3.4	Amendment to Restated Certificate of Incorporation including an increase in authorized shares and change of name (incorporated herein by reference as Exhibit 3.1 to the Company’s Current Report on Form 8-K, filed July 17, 2002 (File No. 001-11655)).
3.5	Certificate of Designations, Preferences and Rights of the Company’s 1999 Series H Junior Participating Preferred Stock (incorporated herein by reference as Exhibit 4 to the Company’s Current Report on Form 8-K, filed December 17, 1999 (File No. 001-11655)).
3.6	Certificate of Designations, Preferences and Rights of the Company’s Special Voting Preferred Stock (incorporated herein by reference as Exhibit 3.2 to the Company’s Current Report on Form 8-K, filed July 19, 2002 (File No. 001-11655)).
3.7	Amendment to Certificate of Designations, Preferences and Rights of the Company’s 1999 Series H Junior Participating Preferred Stock (incorporated herein by reference as Exhibit 4 to the Company’s Current Report on Form 8-K, filed July 17, 2002 (File No. 001-11655)).
3.8	Certificate of Designations, Preferences and Rights of the Company’s 1998-E Convertible Preferred Stock (incorporated herein by reference as Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed August 28, 2003 (File No. 001-11655)).
3.9	Amended and Restated By-Laws of HearUSA, Inc. (incorporated by reference as Exhibit 3.9 to the Company’s Annual Report on Form 10-K for the fiscal year ending December 27, 2003 (File No. 001-11655)).
4.1	Specimen of Certificate representing common stock (incorporated herein by reference as Exhibit 4.1 to the Company’s Registration Statement on Form S-18, filed September 4, 1987 (Reg. No. 33-17041-NY)).
4.2	Securities Purchase Agreement, dated August 27, 1998, between HEARx Ltd. and each purchaser set forth on the signature pages thereto (incorporated herein by reference as Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed August 27, 1998 (File No. 001-11655)).
4.3	Registration Rights Agreement, dated August 27, 1998, between HEARx Ltd. and each purchaser set forth on the signature pages thereto (incorporated herein by reference as Exhibit 4.2 to the Company’s Current Report on Form 8-K, filed August 27, 1998 (File No. 001-11655)).
4.4	Form of Placement Agent Warrant (to purchase up to 1,125,000 shares of common stock at an exercise price equal to $1.80 per share) (incorporated herein by reference as Exhibit 4.3 to the Company’s Current Report on Form 8-K, filed August 27, 1998 (File No. 001-11655)).
4.5	Securities Purchase Agreement, dated May 9, 2000, between HEARx Ltd. and each of the purchasers set forth on the signature pages thereto (incorporated herein by reference as Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed May 9, 2000 (File No. 001-11655)).

Exhibit
No.	Description

4.6	Registration Rights Agreement, dated May 9, 2000, between HEARx Ltd. and each of the purchasers set forth on the signatures pages thereto (incorporated herein by reference as Exhibit 4.2 to the Company’s Current Report on Form 8-K, filed May 9, 2000 (File No. 001-11655)).
4.7	Form of Placement Agent Warrant (to purchase up to 203,390 shares of common stock at an exercise price equal to $4.46 per share) (incorporated herein by reference as Exhibit 4.3 to the Company’s Current Report on Form 8-K, filed May 9, 2000 (File No. 001-11655)).
4.8	Exchange and Redemption Agreement, dated as of December 4, 2001, by and between HEARx and Advantage Fund II Ltd. (incorporated herein by reference as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed December 26, 2001 (File No. 001-11655)).
4.9	Registration Rights Agreement, dated as of December 13, 2001, by and between HEARx and Advantage Fund II Ltd. (incorporated herein by reference as Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed December 26, 2001 (File No. 001-11655)).
4.10	Escrow Agreement, dated as of December 13, 2001, by and among HEARx, Advantage Fund II Ltd. and American Stock Transfer & Trust Company, as Escrow Agent (incorporated herein by reference as Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed December 26, 2001 (File No. 001-11655)).
4.11	Release, dated as of December 13, 2001, by and between HEARx and Advantage Fund II Ltd. (incorporated herein by reference as Exhibit 10.4 to the Company’s Current Report on Form 8-K, filed December 26, 2001 (File No. 001-11655)).
4.12	Amended and Restated Rights Agreement, dated July 11, 2002 between HEARx and the Rights Agent, which includes an amendment to the Certificate of Designations, Preferences and Rights of the Company’s 1999 Series H Junior Participating Preferred Stock (incorporated herein by reference as Exhibit 4.9.1 to the Company’s Joint Proxy/ Prospectus on Form S-4 (Reg. No. 333-73022)).
4.13	Form of Warrant to purchase common stock issued in connection with March 29, 2002 private placement (incorporated herein by reference as Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the period ended June 29, 2002 (File No. 001-11655)).
4.14	Form of Warrant to purchase common stock issued in November 2002 in connection with consulting services.*
4.15	Form of Investor Warrant to purchase common stock issued in connection with October 1, 2003 private placement (incorporated herein by reference as Exhibit 4.15 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 27, 2003 (File No. 001-11655)).
4.16	Form of 2003 Convertible Subordinated Note due November 30, 2008 (incorporated herein by reference as Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed December 31, 2003 (File No. 001-11655)).
4.17	Form of Five-Year Warrant to purchase common stock (incorporated herein by reference as Exhibit 4.2 to the Company’s Current Report on Form 8-K, filed December 31, 2003 (File No. 001-11655)).
4.18	Form of Three-Year Warrant to purchase common stock issued in April 2004 in connection with consulting services.*
5	Opinion of Bryan Cave LLP.*
23.1	Consent of BDO Seidman, LLP.
23.2	Consent of Deloitte & Touche LLP.
23.3	Consent of Bryan Cave LLP (included in Exhibit 5).*
24.1	Power of Attorney.*
#99	Amendment No. 1 to Employment Agreement by and between Paul A. Brown, M.D. and HearUSA, Inc., dated May 14, 2004.

*	Previously filed.

# Denotes compensatory plan or arrangement for Company officer or director.